MANAGEMENT’S DISCUSSION and ANALYSIS for the Period Ended February 28, 2006

Scope of management’s financial analysis

The following analysis should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes for the periods ended February 28, 2006 and 2005 and for the period ended May 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant differences in measurement and disclosure from Canadian generally accepted accounting principles in the United States, or U.S. GAAP, are set out in Note 18 of our consolidated financial statements.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The Company will periodically have to raise additional funds to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Selected Consolidated Financial Information

	Results for the periods ended
	February 28,	February 28,	May 31,
	2006	2005	2004
	($)	($)	($)
	(12 months)	(9 months)	(12 months)
Revenues Interest and others	1,407,732	736,043	1,069,245
Expenses
Management fees
General exploration costs
Grants, credit on duties refundable for loss and refundable tax credit for resources
Cost of abandoned or written-off mining properties
Gain on sale of short-term investments
Bad debts
Gain on sale of long-term investments
Gain on sale of mining properties	2,423,943 474,205 (126,676) 1,124,145 (680,021) -- -- (429,961)	1,062, 691 440,498 (149,371) 4,694,495 (423,034) (10,130) (7,555) --	1,113,824 342,784 (115,636) 287,077 (374,528) 10,130 -- --
	2,785,635	5,607,594	1,263,651

Loss before income taxes and discontinued operation	(1,377,903)	(4,871,551)	(194,406)
Income taxes	(5,405,455)	(332,076)	--
Net earnings (net loss) from continuing operations	4,027,552	(4,539,475)	(194,406)
Net earnings (net loss) from discontinued operation	151,157	(165,740)	(30,808)
Net earnings (net loss) for the period	4,178,709	(4,705,215)	(225,214)

Basic net earnings (net loss) per share from continuing operations	0.088	(0.121)	(0.006)
Basic net earnings (net loss) per share from discontinued operation	0.003	(0.005)	(0.001)
Total basic net earnings (net loss) per share	0.091	(0.126)	(0.007)
Diluted net earnings (net loss) per share from continuing operations	0.086	(0.121)	(0.006)
Diluted net earnings (net loss) per share from discontinued operation	0.003	(0.005)	(0.001)
Total diluted net earnings (net loss) per share	0.089	(0.126)	(0.007)

Other information

	As at
	February 28,	February 28,	May 31,
	2006	2005	2004
	($)	($)	($)
Total assets	66,014,597	28,952,184	29,930,204
Shareholders' equity	60,968,479	28,038,668	28,731,417

Since its incorporation, Virginia Gold Mines (“Virginia”) has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Twelve-month period ended February 28, 2006 compared to the nine-month period ended February 28, 2005

Exploration Activities

Activities Summary

During the course of the 2005-2006 period, the exploration expenditures of Virginia amounted to $17,145,964 in comparison with expenditures of $6,788,078 in 2004-2005. This increase is of course due to the intense activity generated on the Éléonore property, which remained by far the major exploration project of the Company during the 2005-2006 period with exploration expenditures totalling $15,188,342. From March 2005 to December 2005, Virginia pursued its economic evaluation of the Roberto system through an extensive exploration program that included more than 53,000 metres of diamond drilling, MAG and IP surveys as well as geological mapping and mechanical stripping. This work program allowed the confirmation of the Roberto system over 1.9 kilometres laterally and to a vertical depth of 900 metres. The system remains open in its lateral extensions and at depth.

In December 2005, the Company announced the signing of a very important agreement with Goldcorp Inc. (“Goldcorp”) with a view to acquire from Virginia the Éléonore gold property in a friendly transaction whereby Goldcorp will acquire, through an approved arrangement plan, all of the issued and outstanding shares of Virginia. Under the agreement, each Virginia shareholder will receive 0.40 of a Goldcorp common share and 0.50 of a share in a new public exploration company (“Virginia Mines”) for each share held in Virginia. Virginia will transfer to Virginia Mines the assets not related to the Éléonore property at fair market value for a consideration consisting of the issuance of shares by Virginia Mines and the assumption by Virginia Mines of the liabilities not related to the Éléonore property and a sliding scale 2% net smelter return royalty on the Éléonore property. Following the transaction, the exploration program resumed gradually in January 2006 on the property and Virginia ended up supervising the work on behalf of Goldcorp during the transition period.

In May 2005, the Company entered into an agreement with Placer Dome (CLA) Limited Inc. (“Placer Dome”) on the Corvet Est project. Under the agreement, Placer Dome has the option to acquire a 50% participating interest in the property in return for $4 million exploration work and cash payments totalling $90,000 over the next five years.

The Company also announced in May 2005 the signing of an agreement with Augyva Mining Resources (“Augyva”) with regards to the sale by Virginia of an iron-ore property called Lac Duncan. Under this agreement, Augyva acquires a 100% interest in the property in return for the issuance to Virginia of 1.5 million shares of Augyva. Virginia also retains diverse royalties.

In October 2005, the Company announced the signing of an agreement with GlobeStar Mining Corporation (“GlobeStar”) pursuant to which Virginia acquires TGW Corporation Inc.’s 50% interest in the Poste Lemoyne Ext. property in consideration of the issuance of 160,000 shares of Virginia to GlobeStar. GlobeStar retains a 1% Net Smelter Returns (N.S.R.). The Poste Lemoyne Ext. property is the host to total resources (measured and inferred) of 94,854 oz at a grade of 14.5 g/t Au (National Instrument 43-101). The resource calculation was done by Christian D’Amours, geologist.

During the period, Falconbridge Limited withdrew from the agreement signed in June 2004 by its predecessor Noranda Inc., which was granted the option to acquire a 50% participating interest in the Coulon property. Consequently, Virginia solely owns the property.

Virginia was also relatively active on the MegaTEM and Noella projects but results were deceiving.

Paul Archer, engineer and vice-president of Virginia, reviewed all technical data contained in the following. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Éléonore Property

The Éléonore project is located in the Lac Ell region, to the east of the Opinaca Reservoir, approximately 320 km to the north of the town of Matagami, James Bay. This property consists of 1,230 designated claims totalling 64,431 hectares. Virginia holds these claims 100%. However, the Company announced in December 2005 the signing of a major agreement with Goldcorp with a view of acquiring the Éléonore gold property from Virginia in a friendly transaction.

In June 2001, Virginia initiated a regional reconnaissance program in the Opinaca reservoir area, which led to the discovery of Au-Cu-Ag showings within the Lac Ell diorite. Subsequent exploration programs identified new Au-Cu-Ag showings in the diorite intrusion and also outlined a few Au-As-(Sb) showings in the sediments to the north, culminating with the discovery of the Roberto zone at the beginning of the summer of 2004.

This discovery prompted a major geological mapping and mechanical trenching program with a large excavator and by fall 2004, the Roberto system was exposed at surface for 250 m laterally with very impressive results, including 19.75 g/t Au over 10 m, 17.63 g/t Au over 7 m and 10.81 g/t Au over 9 m. Several other trenches were also dug outside of the Roberto mineralized system to verify other targets on the property, with a few ones returning significant results of up to 6.35 g/t over 6 m in channel sampling (TR-20).

A diamond-drill program was also initiated at the end of August 2004 and at the end of February 2005, 69 holes (ELE-04-01 to ELE-05-69) totalling 17,188 m had been drilled to test the Roberto mineralized system and 28 holes (ELR-04-01 to ELR-05-28) totalling 5,585 m had tested various other geological and geophysical targets on the property. This drilling program allowed the tracing of the Roberto system over a minimal strike length of 450 m and to a minimal depth of 350 m. Drilling produced very encouraging results on a continuous basis, some of the better intercepts including 18.85 g/t Au over 16 m (ELE-04-02), 14.30 g/t Au over 20 m (ELE-04-09), 12.69 g/t Au over 19 m (ELE-04-30) and 22.27 g/t Au over 11.05 m (ELE-05-54), 11.07 g/t Au over 9.2 m (ELE-04-16), and 19.62 g/t Au over 11 m (ELE-05-46). Holes that tested other targets in the periphery of the Roberto system also yielded some interesting results including 34.66 g/t Au over 6.6 m in the Veine zone (ELE-04-34), 9.50 g/t Au over 4 m in hole ELR-04-08 as well as several large intersections anomalous in gold in the TR-20 area.

Highly encouraged by these results, the Company pursued from March 2005 to December 2005 the economic evaluation of the Roberto system with a major exploration program, including more than 53,000 metres of diamond drilling (holes ELE-05-070 to 157 and ELR-05-29 to 76), MAG and IP surveys as well as geological mapping and mechanical stripping. A geochemical survey (B Horizon) covering a vast portion of the property was also carried out in September 2005. The Roberto system continued producing excellent drill results with many large, high-grade intersections including 22.56 g/t Au over 15 m (ELE-05-151B), 11.23 g/t Au over 10.8 m (ELE-05-150), 20.66 g/t Au over 12.05 m (ELE-05-113), 22.27 g/t Au over 11.05 m (ELE-05-54), 19.24 g/t Au over 13 m (ELE-05-69), 19.64 g/t Au over 11 m (ELE-05-46), 12.87 g/t Au over 11 m (ELE-05-44) and 11.8 g/t Au over 24.2 m (ELE-05-117). The Roberto system was also traced at surface on the north shore of the Opinaca reservoir, notably in trenches TR-52 (11.7 g/t Au over 5 m and 22.3 g/t Au over 4 m in channels) and TR-20 EXT (5.49 g/t Au over 10 m in channel sampling). The exploration program allowed outlining the Roberto system over 1.9 kilometres laterally and to a vertical depth of 900 metres. The system remains open in its lateral extensions and at depth. Furthermore, drilling carried out in the periphery of the Roberto system established the emergence of new auriferous zones with great potential, notably the Mayapo zone (7.89 g/t Au / 8 m; 3.04 g/t Au / 20.25 m); the Conglo zone (6.11 g/t Au / 16 m) and the South zone (4.11 g/t Au / 5.25 m; 3.10 g/t Au / 4 m).

In December 2005, the Company announced the conclusion of a major agreement with Goldcorp with the view to the acquisition from Virginia of the Éléonore gold deposit in a friendly transaction. After a halt to the activities for the Holiday Season, work has progressively resumed at the Éléonore property in January 2006. Work was carried out by Virginia on behalf of Goldcorp and consisted mainly in drilling but no results were available at the end of February 2006.

Coulon Property

The Coulon property is located within NTS 23L/11, 23L/12, 23L/13, 23L/14, 23M/03 and 23M/04, in the Caniapiscau area, in the James Bay region. The property consists of 1,186 claims covering a surface area of 58,638 hectares (approximately 586 km2). The camp is centred at UTM coordinates (NAD 27, zone 19) 356290 E 6057960 N, around 15 km north of Fontanges Airport. The property is held 100% by Virginia since Falconbridge Limited withdrawn from the agreement signed on June 15, 2004, whereby Noranda Inc. (predecessor to Falconbridge) was granted the option to acquire an undivided 50% interest in the property in consideration of exploration expenditures totalling $8 million in the next seven years and payments totalling $250,000.

The Coulon project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003 that had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as a drilling campaign in the summer of 2004 had led to the discovery of very significant volcanogenic sulphide lenses within the DOM and DOM NORD areas.

The exploration campaign carried out in the summer of 2004 consisted of eight (8) holes (CN-04-18 to 25) as well as many surface work programs. Work conducted in the DOM NORD area exposed two sulphide lenses within a volcanic sequence more than 500 m thick. Best drill results obtained in the summer of 2004 included 12.65% Zn, 1.54 % Pb, 1.36% Cu, 125.31 g/t Ag and 0.3 g/t Au over 4.7 m (CN-04-23) in lens 08 and 2.91% Zn, 0.13% Pb, 1.12% Cu, 34.25 g/t Ag and 0.29 g/t Au over 21.8 m (CN-04-25) in lens 09-25.

A similar volcanic sequence was also defined in the DOM area. A massive sulphide lens (16-17), discovered in drilling in the winter of 2004 was exposed by stripping at surface in the course of summer 2004 and returned values of 4.87% Zn, 0.38% Pb, 1.01% Cu and 57.1 g/t Ag over 15.6 m in channel sampling. Holes CN-04-18 to 21 tested the extension of lens 16-17 to a vertical depth of 75 m but no significant mineralization was intercepted. Despite the lack of mineralization at a depth of 75 m, this favourable contact is still very promising since DEEP-EM anomalies were detected at depth towards the south.

Work conducted in the summer of 2004 has also permitted the tracing of the lateral extensions of the fertile volcanic sequence over a distance of more than 12 km. Some new mineralized showings with values anomalous in base metals have already been discovered by prospecting and many airborne EM conductors remain unexplained within this favourable sequence.

A new exploration program was carried out in the winter of 2005, including DEEP-EM and MAX-MIN surveys to cover the extensions of the fertile volcanic belt, and drilling consisting of 11 holes (CN-05-26 to CN-05-36) totalling 3,359.4 metres to test in detail the DOM and DOM NORD sectors and many other targets. Five of these holes were drilled in the DOM NORD area. Hole CN-05-26 intersected the north extension of lens 09-25 and returned values of 2.1% Zn, 0.47% Cu, 0.52% Pb and 7.4 g/t Ag over 11.6 metres along the hole. Hole CN-05-29 intersected at depth the extension of lens 08 with a sulphide zone grading 1.33% Zn, 0.6% Cu, 0.87% Pb and 27.6 g/t Ag over 4.5 metres. The other three holes drilled in the DOM NORD area did not crosscut significant values.
Hole CN-05-32 was drilled to test a DEEP-EM anomaly underneath the Jessica showing, located southwest of the DOM area along the same stratigraphic horizon. No sulphide mineralization was outlined but a large interval of intense alteration and pyrite-pyrrhotite stringers with values anomalous in metals (zinc, lead, silver) was intersected over 50 metres.

Five other holes of the winter 2005 program tested other targets on the property but no significant results were obtained.

The Company is to develop a new partnership on the Coulon property, and as the case may be, a new exploration program will be undertaken on the property.

Corvet Est Property

The Corvet Est property is located in the James Bay region, Province of Quebec, Canada, 53 km south of LG-4 Airport. The project is situated in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 723 map-designated, adjacent claims totalling 37,092 hectares. These claims are held 100% by Virginia but under the terms of the agreement dated May 6, 2005, Placer Dome has the option to acquire an undivided 50% interest in the Corvet Est and Lac Eade properties in return for exploration expenditures totalling $4 million over five years and cash payments amounting to $90,000. These two properties have been put together under the Corvest Est property.

Prospecting and regional reconnaissance conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by Virginia of two important auriferous structures called Contact Zone and Marco Zone. The Marco Zone, followed laterally over about 220 m and to a depth of 130 m, yielded very interesting results in drilling, including intersections of 5.12 g/t Au over 13.4 m and 10.21 g/t Au over 3.0 m. The Contact Zone, selectively tested over a lateral distance of 2.3 km, also yielded good intersections, including 10.29 g/t Au (cut) over 4.75 m and 5.49 g/t Au (cut) over 6.0 m.

In the summer and fall of 2004, Virginia completed a new exploration program including basic prospecting, geological mapping, mechanical trenching, selective geochemical sampling and channel sampling, line cutting (35.8 km), MAG surveys (38.4 km) and induced polarisation (16.5 km) as well as a drilling program of sixteen (16) holes (CE-04-22 to 37) totalling 3,186 m. Eight (8) additional holes (CE-04-22 to 25, 31, 32, 33 and 36) tested the Marco Zone between levels -125 and -200 m. All holes intersected the auriferous structure and many sub-economic to economic intersections were obtained. Best results were 2.10 g/t Au over 46 m, including 4.5 g/t Au over 10 m (CE-04-23) and 6.81 g/t Au (cut) over 4.8 m (CE-04-22). Three new holes (CE-04-34, 35 and 37) tested the lateral extensions of the Marco Zone and some interesting intersections were obtained: 2.6 g/t Au over 5 m, 2.56 g/t Au over 3 m and 3.53 g/t Au over 4 m (CE-04-34) and 4.99 g/t Au over 2 m (CE-04-35). Furthermore, five (5) holes (CE-04-26 to 30) were drilled in the Contact Zone to test the extensions of the good intersections obtained in the winter of 2004. Basically, the new holes intersected thinner intervals with grades varying from 1.01 to 11.81 g/t Au.

In the fall of 2004, copper and molybdenum mineralizations were exposed at surface in the north part of the property. Best values obtained in selected samples reached 4.21% Mo, 1.57% Cu, 55 g/t Ag and 0.20 g/t Au. The best intersection in channel graded 1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72 ppb Au over 1 m.

There is no exploration program planned on the property in the winter of 2005 but work should resume in the summer of 2005, including geological, geochemical and geophysical (Mag) surveys as well as diamond drilling.

Result of Operations from continuing operations

The Company realized net earnings of $4,027,552 for the current period compared to a net loss of $4,539,475 for the precedent comparative period. Interest income and dividends increased following the increase in investments.

The Company receives fees for its role as operator of projects in its different partnerships. The decrease of $41,281 is explained mainly by the abandonment of the agreement of the partnership with Noranda Inc. on the Coulon project as well as the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase of $101,856 in professional and maintenance fees is explained mainly by the fair value allotted to the stock options granted in July 2005. The decrease in management fees is due to the discontinued operation part. The increase in « Rent and office expenses » is mainly due, during the current period, to the expenses of administrative and professional services, to the expenses relating to the annual report rising from a marked increase in the number of shareholders and to an increase in the press releases published. The exercice of all outstanding stock options during the current period has generated an impressive increase of the expense « Employee benefits - stock options ». The Company increased its advertising budget for the current period, increasing advertising, exhibitions and travelling expenses. During the period the Company wrote off from the books the Lac Fagnant, Lac Bonfait, Baie Payne, Chutes des Passes, Duquet, Kogaluk, Guyer Sud and Lac Noëlla properties while preserving the rights on its claims. The sale of the Dubuisson, Lac Duncan and Malartic properties generated a benefit of $429,816. In November 2005, the Company abandoned a little more than 20% of its Coulon property.

The future income tax assets were accounted for due to the fact that the Company will realize an important fiscal gain in relation with the arrangement. This item is not recurrent.

Nine-month period ended February 28, 2005 compared to the twelve-month period ended May 31, 2004

Exploration Activities

Activities Summary

During the course of the 2004-2005 period, the exploration expenditures of Virginia amounted to $6,788,078 in comparison with expenditures of $4,736,917 in 2003-2004. This increase is of course due to the intense activity generated by the discovery of the Roberto zone on the Éléonore property, which obviously became in 2004-2005 the key project of the Company, with exploration expenses totalling $4,760,762 in comparison to $616,160 in 2003-2004. This considerable investment allowed carrying out a major exploration program including geological mapping, sampling and mechanical stripping, geological surveys as well as an important diamond-drilling program to test the extensions of the Roberto and Roberto Est zones and many other exploration targets.

In June 2004, Virginia signed an important agreement with Noranda Inc. on its Coulon project. Under the terms of the agreement, Noranda has the option to acquire a 50% interest in the property in return for $8 million in exploration work during the next seven years and payments totalling $250,000. An exploration campaign, conducted in the summer of 2004, yielded very interesting results and another drilling program is planned for the winter of 2005. Noranda already invested nearly $1.3 million in exploration work on this project.

Virginia was also very much active on its Corvet Est property in 2004-2005, with exploration expenditures totalling $1,246,392 ($666,432 in 2003-2004), mainly for an exploration program carried out in the summer of 2004. Despite of very interesting results, Virginia has since slowed down its work on this project to concentrate mainly on its Éléonore Project. Work should resume in the summer of 2005 on the Corvet Est project.

Virginia was also relatively active on the MegaTEM project with expenses of $210,848 ($510,255 in 2003-2004).

Paul Archer, engineer and vice-president of Virginia, reviewed all technical data contained in the following. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Éléonore Property

The Éléonore project is located in the Lac Ell region, to the east of the Opinaca Reservoir, approximately 320 km to the north of the town of Matagami, James Bay. This property consists of 1,130 designated claims totalling 59,124 hectares. Virginia holds these claims 100%.

In June 2001, Virginia initiated a regional reconnaissance program in the Opinaca reservoir area, which led to the discovery of Au-Cu-Ag showings within the Lac Ell diorite. Subsequent exploration programs identified new Au-Cu-Ag showings in the diorite intrusion and also outlined a few Au-As-(Sb) showings in the sediments to the north, culminating with the discovery of the Roberto zone at the beginning of the summer of 2004.

Prospecting and manual stripping initiated on the Roberto zone yielded very encouraging results from preliminary sampling: up to 80.70 g/t Au in grab samples and 4.29 g/t Au over 12 m, including 6.16 g/t Au over 5 m in channel sampling. Further stripping and channel sampling of the showing returned very impressive results, including 19.75 g/t Au over 10 m, 17.63 g/t Au over 7 m and 10.81 g/t Au over 9 m. This prompted a major geological mapping and mechanical trenching program with a large excavator in order to follow the extensions of the Roberto mineralization at surface as well as to test several other interesting targets on the property. By fall 2004, the Roberto system was exposed at surface for 250 m laterally and consisted of two parallel zones, namely the Roberto and Roberto Est zones, both yielding consistent economical results in channel sampling.

Several other trenches were also dug outside of the Roberto mineralized system to verify other targets on the property, with a few ones returning significant results of up to 6.35 g/t / 6 m in channel sampling.

A diamond-drill program was also initiated at the end of August 2004 to test the extensions of the Roberto system and some other targets on the property. The program started with one drill rig but as more and more encouraging drill results were generated, two other drills were added to accelerate the program. At the end of February 2005, 69 holes (ELE-04-01 to ELE-05-69) totalling 17,188 m had been drilled to test the Roberto mineralized system and 28 holes (ELR-04-01 to ELR-05-28) totalling 5,585 m had tested various other geological and geophysical targets on the property, with the last one (ELR-05-28) intersecting the extension of Roberto to the north while testing an IP conductor. This drilling program allowed the tracing of the Roberto system over a minimal strike length of 450 m and to a minimal depth of 350 m, with the mineralization remaining totally open laterally and at depth. Drilling produced very encouraging results on a continuous basis, some of the better intercepts including 18.85 g/t Au over 16 m (ELE-04-02), 14.30 g/t Au over 20 m (ELE-04-09), 12.69 g/t Au over 19 m (ELE-04-30) and 22.27 g/t Au over 11.05 m (ELE-05-54) in the Roberto zone and 11.07 g/t Au over 9.2 m (ELE-04-16), 19.62 g/t Au over 11.0 m (ELE-05-46) and 5.71 g/t Au over 25.1 m (ELE-05-53) in the Roberto Est zone. Some other zones were also intersected while drilling the Roberto system, the most significant ones being the Mid-Roberto, which graded up to 20.9 g/t Au over 8.1 m (ELE-04-25) and the Veine zone, which returned up to 34.66 g/t Au over 6.6 m (ELE-04-34). Drill testing of various targets elsewhere on the property also generated some interesting results. The most significant ones came from shallow drilling underneath TR-03-20, that produced large intersections anomalous in gold, with local narrow higher grade values: 1.05 g/t Au over 31 m and 0.65 g/t Au over 88 m (ELR-04-04), 9.49 g/t Au over 3 m and 0.87 g/t Au over 58 m (ELR-04-05), 32.18 g/t Au over 1 m (ELR-04-06), 1.18 g/t Au over 37 m (ELR-04-07), 2.66 g/t Au over 5 m, 0.45 g/t Au over 10 m and 80.54 g/t Au over 1 m (ELR-04-13), 1.56 g/t Au over 12 m (ELR-04-14), and 5.31 g/t Au over 3 m as well as 1.31 g/t Au over 17 m (ELR-04-18). Drilling underneath TR-03-10 (2.42 g/t Au over 5.25 m in channel) also produced significant results with 9.50 g/t Au over 4 m in hole ELR-04-08.

A large IP survey was initiated in January 2005 and was still in progress at the end of February 2005. This survey, totalling more than 150 km of lines, will cover a large portion of the contact zone between the Ell lake diorite and the favourable sedimentary sequence.

The Company will pursue actively its exploration program during the next fiscal year. Diamond drilling will continue throughout the year and geological mapping and trenching will be carried out during the summer field season. An exploration budget of around $15 million has been allotted to the Éléonore project for the next fiscal year.

Coulon Property

The Coulon property is located within NTS 23L/11, 23L/12, 23L/13, 23L/14, 23M/03 and 23M/04, in the Caniapiscau area, in the James Bay region. The property consists of 1,505 claims covering a surface area of 73,991 hectares (approximately 740 km2). The camp is centred at UTM coordinates (NAD 27, zone 19) 356290 E 6057960 N, around 15 km north of Fontanges Airport. The property is held 100% by Virginia Gold Mines Inc. but according to an agreement signed on June 15, 2004, Noranda Inc. was granted the option to acquire an undivided 50% interest in the property in return for exploration expenditures totalling $8 million during the next seven years and payments totalling $250,000.

The Coulon project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003, which outlined many interesting, polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne Mag-EM and ground geophysics surveys and a drill program carried out in the winter of 2004 led to the discovery of very significant volcanogenic-sulphide lenses in the DOM and DOM NORD areas.

The exploration program carried out in the summer of 2004 included eight (8) holes (CN-04-18 to 25) as well as several surface work. Word conducted in the DOM NORD area outlined to date two sulphide lenses within a volcanic sequence of more than 500 m thick. Best drill results obtained in the summer of 2004 include 12.65% Zn, 1.54% Pb, 1.36% Cu, 125.31 g/t Ag and 0.3 g/t Au over 4.7 m (CN-04-23) in lens 08; and 2.91% Zn, 0.13% Pb, 1.12% Cu, 34.25 g/t Ag and 0.29 g/t Au over 21.8 m (CN-04-25) in lens 09-25.

A similar volcanic sequence was also outlined in the DOM sector. Massive sulphide lens 16-17, discovered by drilling in the winter of 2004, was exposed by surface stripping in the summer of 2004. It graded 4.87% Zn, 0.38% Pb, 1.01% Cu and 57.1 g/t Ag over 15.6 m in channel. Holes CN-04-18 to 21 tested the extension of lens 16-17 to a vertical depth of 75 m but no significant mineralization was developed. Despite the absence of mineralization to a depth of 75 m, this favourable contact remains very promising because of the presence of Deep-EM anomalies that were detected at depth to the south.

Summer 2004 work program allowed tracing of the lateral extensions of the fertile volcanic sequence over a distance of more than 12 km. Prospecting led to the discovery of new mineralized showings with values anomalous in base metal and many EM conductors remain unexplained within this favourable sequence.

A new exploration program should begin in the winter of 2005 and will consist of Deep-EM et Max-min surveys to cover the extensions of the fertile volcanic sequence besides a drill program aiming at testing in more detail the DOM and DOM NORD as well as many other targets.

Corvet Est Property

The Corvet Est property is located in the James Bay region, Province of Quebec, Canada, 53 km south of LG-4 Airport. The project is situated in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 90 map-designated, adjacent claims totalling 4,632 hectares. These claims are held 100% by Virginia.

Prospecting and regional reconnaissance conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by Virginia of two important auriferous structures called Contact Zone and Marco Zone. The Marco zone, followed laterally over about 220 m and to a depth of 130 m, yielded very interesting results in drilling, including intersections of 5.12 g/t Au over 13.4 m and 10.21 g/t Au over 3.0 m. The Contact Zone, selectively tested over a lateral distance of 2.3 km, also yielded good intersections, including 10.29 g/t Au (cut) over 4.75 m and 5.49 g/t Au (cut) over 6.0 m.

In the summer and fall of 2004, Virginia completed a new exploration program including basic prospecting, geological mapping, mechanical trenching, selective geochemical sampling and channel sampling, line cutting (35.8 km), MAG surveys (38.4 km) and induced polarisation (16.5 km) as well as a drilling program of sixteen (16) holes (CE-04-22 to 37) totalling 3,186 m. Eight (8) additional holes (CE-04-22 to 25, 31, 32, 33 and 36) tested the Marco zone between levels -125 and -200 m. All holes intersected the auriferous structure and many sub-economic to economic intersections were obtained. Best results were 2.10 g/t Au over 46.0 m, including 4.50 g/t Au over 10 m (CE-04-23) and 6.81 g/t Au (cut) over 4.8 m (CE-04-22). Three new holes (CE-04-34, 35 and 37) tested the lateral extensions of the Marco Zone and some interesting intersections were obtained: 2.60 g/t Au over 5 m, 2.56 g/t Au over 3 m and 3.53 g/t Au over 4 m (CE-04-34) and 4.99 g/t Au over 2 m (CE-04-35). Furthermore, five (5) holes (CE-04-26 to 30) were drilled in the Contact zone to test the extensions of the good intersections obtained in the winter of 2004. Basically, the new holes intersected thinner intervals with grades varying from 1.01 to 11.81 g/t Au.

In the fall of 2004, copper and molybdenum mineralizations were exposed at surface in the north part of the property. Best values obtained in selected samples reached 4.21% Mo, 1.57% Cu, 55 g/t Ag and 0.20 g/t Au. The best intersection in channel graded 1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72 ppb Au over 1 m.

There is no exploration program envisaged on the property during the winter 2005 but work should begin again during the summer 2005, including geological surveys, geochemical and geophysical surveys (Mag) as well as a diamond drilling programs.

Lac Eade Property

The Lac Eade project is located in the James Bay territory, 380 km north of Chibougamau, 240 km east of Radisson, and 50 km southwest of the LG-4 complex, in NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05. The property consists of 383 claims covering a surface area of 19 603 hectares (100% held by Virginia) and is free of all liens and obligations.

Following Virginia’s work on the Corvet Est, Poste Lemoyne and Poste Lemoyne Extension properties, it turned out that the Lac Eade area is the host to a very interesting metallogenic potential. As a result, a geological reconnaissance program was initiated in the summer-fall of 2004 and consisted of geological traverses, trenching, channel sampling and mapping as well as prospecting using a Beep-Mat in order to find new mineralized showings. During this program, 4 new gold showings (grading between 1.36 and 5.18 g/t Au) and a copper showing were discovered.

There is no exploration program planned on the property for the winter of 2005 but work should resume in the summer of 2005. Work should consist of a detailed MAG-EM airborne survey as well as additional prospecting and mapping. Line cutting grid as well as additional prospecting and mapping is planned in the areas of showings having a geophysical signature.

MegaTEM and MegaTEM III Project

The MegaTEM project stemmed from a strategic alliance allowing Virginia and Noranda Inc. to carry out significant airborne geophysical surveys, using the new MegaTEM technology. This technology, developed by Noranda and Fugro Airborne Surveys, the largest supplier of airborne geophysical services worldwide, allows the detection of polymetallic deposits deeper (up to a depth of 250 m) than any other known airborne methods.

Upon the signature of two agreements executed in June and December 2001, Noranda subscribed for two private placements in Virginia, resulting in an investment by Noranda of $1.45 million at a price of $1.50 per common share. The net proceeds allowed the completion of six MegaTEM airborne surveys, covering 5,570 km2 in northern Quebec. Through these private placements Noranda was also granted the right to earn a 55% interest in any targets generated by this work program. Noranda has since transferred (December 2001) its interest in these two agreements to its affiliate Novicourt Inc. (60% owned by Noranda). In August 2002 a third agreement was signed between Virginia and Novicourt and four new airborne surveys, covering a surface area of 3 493 km2, were carried out based on a ratio of 51% for Novicourt and 49% for Virginia. Noranda remains the operator of the project and retains the right to buy back 35% of Novicourt’s interest on any major discovery (>10 million tonnes) resulting from these strategic alliances.

Ten different regions of Abitibi were flown with the MegaTEM system. Six of them were done in the scope of the JV-1 agreement and the four others under the terms of the JV-2 agreement. Further to these surveys many properties were acquired to protect the best targets. At the end of February 2005, agreements from the MegaTEM JV-1 consisted of 882 claims for a total of 32,424 hectares while the agreements from the MegaTEM JV-2 consisted of 463 claims totalling 18,938 hectares.

Between June 2004 and February 2005, 30 location grids totalling close to 300 km of lines were cut on the different properties in order to cover targeted MegaTEM anomalies. These grids were then covered by ground geophysics including mag and electromagnetic surveys (Max-Min type on 3 grids) and large-loop time-domain electromagnetic surveys (TDEM or DeepEM on 27 grids). In the same period, 23 holes totalling 6,873 m were drilled on many selected MegaTEM anomalies. Around 1,187 samples were collected in these holes, of which 251 were sent for rock assays and 936 for economic assays. All these holes were the object of a down-hole electromagnetic survey (PulseEM). The most significant results came from Selbaie West, most particularly in the Ruisseau Puiseaux area. This interesting area was delimited by a detailed compilation of this region that is situated to the south of the old Selbaie mine. Favourable rocks highly altered and often mineralized in copper and zinc were identified over more than 4.0 km. Very limited drilling is reported along this horizon covered by more than 20 m of overburden. Mineralizations intersected in the past are weakly magnetic and not conductive. Two 800 m-spaced holes, PUI-05-01 and PUI-05-02, were recently drilled in this horizon. PUI-05-01 intersected highly altered rocks and a zone mineralized grading 0.45% Cu over 21.8 m including 1.1% Cu over 3.8 m. PUI-05-02 also intersected altered rocks but less mineralization with a result of 0.19% Cu over 22 m. This sector has great potential for the discovery of a sulphide deposit of volcanogenic origin. In whole, the other anomalies tested in 2004-2005 were explained by the presence of barren conductive sulphides (Po-Py).

Numerous MegaTEM targets have now been drilled in several places in Abitibi. Most of them were explained by the presence of barren conductive mineralization. However, areas with high potential of discovery were identified south of the Selbaie mine (the Ruisseau Puiseaux area), west of the Estrades mine (the Casa-Berardi area), east of Chicobi high-temperature rhyolites (West-Amos area) and east of the Vendôme mineral deposit (Courville sector). In 2005, these areas will be the object of a follow-up consisting of ground geophysics, prospecting and drilling.

Result of Operations from continuing operations

The current period covers nine months compared to twelve months for the previous period. The Company suffered a net loss of $4,539,475 for the current period compared to $194,406 for the corresponding period of the previous fiscal year. Interest income has decreased close to 49%. This gap is due to a substantial decrease in interest rates.

The Company also receives fees for its role as operator of projects in its different partnerships. The increase of $30,417 is mainly due to the addition of the agreement with Noranda Inc. on the Coulon project and the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase in professional and maintenance fees is due to the accounting of fair value of stock options granted to suppliers in 2005, the creation of the Shareholder Rights Plan and public relation fees by an American firm during the second quarter. Maintenance costs have increased by $14,415 due to a substantial raise in the number of shareholders and a significant increase in trades of the Company’s stock on the market. The increase of management fees is due to a greater assumption of exploration work by the Company. The decrease in rent and office expenses is due mainly, during the comparative period, to the accounting of the fair value of stock options granted to directors, officers and employees. The Company increased its advertising budget for the current period, increasing advertising, exhibitions and travelling expenses. During the period ended February 28, 2005, the Company has partially abandoned the following projects: Apple, Noëlla, Chutes des Passes, Sagar, Guyer Sud, Lac Gayot, Sakami Extension, Corvet Est, Auclair, Payne Bay, Grenville, LG3.5, MegaTEM and MegaTEM III. The La Grande Sud property was written off in the books while preserving the rights on its claims.

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2006-02-28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31 2004-05-31	367,139 368,035 320,066 352,492 218,282 194,359 323,402 103,718	4,849,054 (168,263) (987,374) 334,135 (3,927,736) (345,901) (265,838) 24,382	0.107 (0.004) (0.022) 0.007 (0.105) (0.009) (0.007) 0.001	0.103 (0.003) (0.022) 0.007 (0.105) (0.009) (0.007) 0.001

The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from discontinuing operations of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2006-02-28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31 2004-05-31	-- -- -- -- -- -- -- --	540,795 (79,023) (183,398) (127,217) (54,693) (91,776) (19,271) (982)	0.012 (0.002) (0.004) (0.003) (0.001) (0.003) (0.001) --	0.012 (0.002) (0.004) (0.003) (0.001) (0.003) (0.001) --

Liquidity and Capital Resources from continuing operations

During the twelve-month period ended February 28, 2006, negative cash flows from operating activities amounted to $763,483 compared with negative cash flows of $1,124,927 during the corresponding nine-month period ended February 28, 2005. The decrease is primarily due to the increase in amounts receivable. For the nine-month period ended February 28, 2005 and the twelve-month period ended May 31, 2004, the decrease in cash flows from operating activities is explained by an increase in working capital requirements, which is mainly due to a decrease in accounts payable and accrued liabilities and to an increase in accounts receivable.
Cash flows from financing activities include the issuance of privates placements and the exercise of stock options and warrants. The funds raised from the privates placements amounted to $19.3M for the twelve-month period ended February 28, 2006, $1.5M for the nine-month period ended February 28, 2005 and $7.3M for the twelve-month period ended May 31, 2004. The exercise of stock options and warrants had the effect of increasing cash flows from financing activities by $8,7M for the twelve-month period ended February 28, 2006, by $3M for the nine-month period ended February 28, 2005 and by $0.5M for the twelve-month period ended May 31, 2004.

The Company’ investing activities consist primarily of the increase of mining properties and exploration costs and purchase and sale of short-term investments. The increase of mining properties and exploration costs required disbursements of $5.9M for the twelve-month period ended February 28, 2006, $2.6M for the nine-month period ended February 28, 2005 and $1.8M for the twelve-month period ended May 31, 2004. During the twelve-month periods ended February 28, 2006 and May 31, 2004, the net variations in short-term investments were $11.8M and $2.2M respectively. For the nine-month period ended February 28, 2005, transactions related to short-term investments generated cash of $4.8M.

In management’s opinion, the working capital as at February 28, 2006 is sufficient to support the Company’s normal operating requirements on an ongoing basis.

Contractual obligations

Contractual obligations	Payments due per period
	Total	Less than 1 year	1-3 years
Lease	$22,422	$22,422	$0

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Periods Ended February 28,		Period Ended May 31,
	2006	2005	2004
	$	$	$
	(12 months)	(9 months)	(12 months)

Expenses capitalized in mining properties	390,139	322,866	277,428
Additions to office equipment	-	-	4,000
Management fees	300,000	251,859	216,080
Rent and office expenses	628,922	369,918	478,150
Professional fees	-	3,500	2,500
General exploration costs	82,175	119,350	119,780
	1,401,236	1,067,513	1,097,938

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining Properties Accounting Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Virginia Mines Inc., which was incorporated on November 30, 2005. This subsidiary is a non-operating company as at February 28, 2006.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Significant estimates include the carrying amount of mining properties, the credit on duties refundable for loss, the refundable tax credit for resources and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, exploration funds, balances with banks and highly liquid short-term investments with original maturities of three months or less at the acquisition date.

Exploration funds consist of cash, term deposits and short-term investments and represent the unexpended proceeds of financings under the terms of which the Company must spend the amounts on the exploration of mining properties.

Short-term investments

Short-term investments are valued at the lower of cost and market value.

Long-term investment

The long-term investment is recorded at cost. When the decline in value of an investment is permanent, the investment in written down to its net realizable value.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation, and are depreciated using the declining balance method at the rates of 20% for office equipment and 30% for field equipment.

Mining properties

The Company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Intangible asset

The intangible asset, which consists of Web site development expenses, is recorded at cost less accumulated amortization, and is amortized using the declining balance method at a rate of 30%.

Deferred charges

Deferred charges consist of expenses incurred with respect to the arrangement entered into on March 31, 2006 between the Company, Goldcorp Inc. and Virginia Mines Inc.

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 12% has been applied against the costs incurred.

Furthermore, the Company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred after March 29, 2001. The refundable tax credit for resources may reach 45% of qualified expenditures incurred before June 12, 2003, 33.75% before March 30, 2004 and 38.75% thereafter. This tax credit has been applied against the costs incurred.

Share capital

Shares issued for non-monetary consideration are generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

Shares issued pursuant to flow-through financing agreements are recorded at their fair value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned.

Share issue expenses and future income taxes arising from the difference between the carrying value and the tax basis of exploration costs are applied against share capital.

Government grants

Government grants are recorded as revenue when the Company has reasonable assurance that it has complied and will continue to comply with all the conditions related to the grant. Grants related to working capital are included in earnings when the related expenses are incurred. Grants related to exploration costs are deducted from the related mining properties.

Income taxes

The Company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Basic and diluted earnings per share

Basic earnings per share are calculated using the weighted average number of participating shares outstanding during the period.

Diluted earnings per share are calculated using the weighted average number of participating shares outstanding during the period, plus the effects of dilutive potential participating shares outstanding during the period. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been issued at the later of the beginning of the year or the date of issuance, as the case may be, and as if the funds obtained thereby had been used to purchase participating shares of the company at the average quoted market value of the participating shares during the period.

Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 11 of the consolidated financial statements. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value based method.

Changes in Accounting Policies

In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities, that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006. The Company is currently analysing the impact of these new standards.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $22,711,829 and $9,664,926 as at February 28, 2006 and 2005, respectively.

Interest rate risk

As at February 28, 2006 and 2005, the Company’s exposure to interest rate risk is summarized as follows:

- Cash and cash equivalents - Short-term investments - Amounts receivable - Accounts payable and accrued liabilities	Variable interest rate As described in Note 5 of the consolidated financial statements Non-interest bearing Non-interest bearing

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at March 31, 2006, the effective date of arrangement involving Goldcorp, the Company and Virginia Mines, a wholly-owned subsidiary of the Company, 48,275,625 shares are issued and outstanding. Since March 31, 2006, the Company is a 100% subsidiary of Goldcorp.

As at March 31, 2006, no stocks options are outstanding.

As at March 31, 2006, 833,900 warrants are outstanding. Their exercise price is $5.40 and their expiration date is September 2006.

As at March 31, 2006, 22,133 warrants related to unit options are outstanding. Their exercise price is $5.40, and their expiration date is September 2006.

Risk and Uncertainties

Financial risk

The Company is considered to be in the exploration stage, that it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title

Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk

The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

Disclosure controls and procedures

For the period ended February 28, 2006, a review has been performed under the supervision and with the collaboration of the company's management, including the President and Chief Executive Officer and the Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that review, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these controls and procedures were effective as at February 28, 2006 and were performed so as to provide reasonable assurance that material information related to the Company and its subsidiaries has been adequately disclosed.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at May 29, 2006. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer and Secretary